Exhibit 99.1

NVIDIA announces the release of NVENC Video Codec SDK 12.1 showcasing the integration with Beamr CABR

Herzeliya Israel, May 25, 2023 (GLOBE NEWSWIRE) -- NVIDIA Corporation announced today the release of Video Codec SDK 12.1, including new APIs to support Beamr Imaging Ltd.'s (NASDAQ: BMR) Content Adaptive Bit Rate (CABR) library, as part of the new Nvidia Encoder (NVENC) features enabling enhanced video processing use-cases on Nvidia GPUs. This collaborative effort aims to deliver fully standard compliant bitstreams with the lowest possible bit rate for a given perceptual quality, setting new benchmark in quality driven encoding.

The integration of CABR with NVENC, utilizing the Iterative Encoding, Recon, and External look ahead features, enables a range of powerful use cases, unlocking new use cases offering significant benefits for video encoding. These use cases include reducing bitrate of a target encode while preserving quality, as well as codec modernization.

“Codec modernization is a particularly promising use case, enabling fully automatic, quality guaranteed upgrade to modern codecs, while preserving the quality of the previous video stream. This is achieved by invoking the CABR-NVENC optimization process without specifying a bit rate value. In this scenario, the algorithm produces compressed videos with perceptually identical quality to the original, achieving up to 50% compression gain. This flow allows seamless transcoding between different video codecs, making upgrades of video repositories to newer, more efficient coding standards easy and seamless. This is a powerful enabler for accelerating the adoption of new emerging standards such as AV1”, said Sharon Carmel, Founder and CEO of Beamr.

The extent of bit rate savings achieved by CABR vary based on file content and scene complexity, with typical averages ranging between 30% and 40%. These substantial savings in bit rate requirements reduce storage needs and are expected to result in significant cost reductions, particularly in scenarios where millions of streams need to be stored in high quality. Additionally, CABR's intelligent optimizations make a significant impact in user-generated content (UGC) on smartphones, where conservative bit rates are used to ensure quality.

Furthermore, the integration of CABR-NVENC leads to lower Content Delivery Network (CDN) costs by minimizing bandwidth requirements. These enhancements translate to efficient video delivery and improved streaming experiences.

Previously, CABR was suited to offline processing, but now, powered by NVIDIA GPUs, CABR-NVENC operates in real time, enhancing its application for optimizing live video creation services. This breakthrough technology empowers content creators and streaming platforms to achieve superior video compression and delivery performance while maintaining exceptional visual quality.

The release of the Video Codec marks a significant step in video compression innovation, offering industry-leading solutions that are designed to redefine the boundaries of efficiency and quality enabling significant advancements in video streaming, storage, and distribution.

For more information, please visit the NVIDIA blog: developer.nvidia.com/blog/new-video-creation-and-streaming-features-accelerated-by-the-nvidia-video-codec-sdk/

For more information, please visit beamr.com/cabr

About Beamr

Beamr NASDAQ:BMR is the world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr's perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

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